CONSENT OF DAREN DELL

The undersigned hereby consents to the inclusion of information related to the mineral properties of Americas Silver Corporation (the “Company”) included in or incorporated by reference into the Registration Statement on Form 40-F (the “Form 40-F”) being filed by the Company with the United States Securities and Exchange Commission, and any amendments thereto, related to the following documents:

(a)	The Annual Information Form of the Company for the year ended December 31, 2015;

(b)	The News Release of the Company dated March 30, 2016;

(c)	The News Release of the Company dated April 12, 2016;

(d)	The News Release of the Company dated May 12, 2016;

(e)	The News Release of the Company dated July 27, 2016;

(f)	The News Release of the Company dated August 11, 2016;

(g)	The News Release of the Company dated October 24, 2016;

(h)	The News Release of the Company dated November 14, 2016; and

(i)	The Technical Report on the Galena Complex, Shoshone County, Idaho, USA dated December 23, 2016, (collectively, the “Exhibits”).

The undersigned further consents to reference of the undersigned’s name in the Form 40-F and in the Exhibits included in or incorporated by reference into the Form 40-F.

/s/ Daren Dell
Daren Dell

Date:	January 11, 2017